

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Ching Jaw
Chief Financial Officer
Cytokinetics, Inc.
280 East Grand Avenue
South San Francisco, California

Re: Cytokinetics, Inc.
Form 10-Q for the quarterly period ended September 30, 2020
Exhibit No. 10.1, 10.2 and 10.3
Filed November 6, 2020
File No. 000-50633

Dear Mr. Jaw:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance